UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

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12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 12, 2024, the Board of Directors (the “Board”) of Connect Biopharma Holdings Limited (the “Company”) appointed James Zuie-chin Huang, M.B.A., as a member of the Board, effective immediately. Mr. Huang has over 30 years of biotech experience and is the Founder and Managing Partner of Panacea Venture, a life science focused investment firm with a focus on investments in innovative and transformative early and growth stage healthcare and life sciences companies worldwide. Prior to Panacea, Mr. Huang was Managing Partner at Kleiner Perkins (KPCB) China and a Managing Partner at Vivo Ventures, a venture capital firm specializing in life sciences investments. He was also the president of Anesiva, Inc., a biopharmaceutical company focused on pain-management treatments. Earlier in his career, he held senior roles in business development, sales, marketing, and R&D with Tularik Inc. (acquired by Amgen Inc.), GlaxoSmithKline LLC, Bristol-Myers Squibb Company and ALZA Corp. (acquired by Johnson & Johnson). Additionally, Mr. Huang served on the board of directors of Casi Pharmaceuticals, Inc. from April 2013 to April 2023, Windtree Therapeutics, Inc. from December 2018 to April 2023 and Alaunos Therapeutics, Inc. from July 2020 to September 2023. Currently, Mr. Huang serves as a director on the board of directors of a number of companies, including Kindstar Globalgene Technology, Inc. (9960.HK). He received an M.B.A. from the Stanford Graduate School of Business and a B.S. degree in chemical engineering from the University of California, Berkeley.

Mr. Huang has entered into the Company’s standard form of Indemnification Agreement, the form of which was filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1/A, filed with the Securities and Exchange Commission on March 17, 2021.

There is no arrangement or understanding between Mr. Huang and any other person pursuant to which Mr. Huang was appointed as a director. Mr. Huang is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. The Board has determined that Mr. Huang is an independent director in accordance with the listing requirements of The Nasdaq Stock Market LLC.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2024	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer